

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2015

David Fuhrman, Chief Executive Officer
Cimarron Medical, Inc.
10 W. Broadway, Ste. 700
Salt Lake City, UT, 84101

  Re: **Cimarron Medical, Inc.**
    Revised Preliminary Information Statement on Schedule 14C
    Response Submitted on July 17, 2015
    File No. 000-55242

Dear Mr. Fuhrman:

  We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2015 letter.

General

1. We note your response to prior comment 1. However, we are unable to concur with your conclusion that Rule 145(a)(2) is applicable to the contemplated reincorporation merger under the circumstances described in your filing or proposed in your response. Under these circumstances, it appears that the reincorporation merger does not have as a sole purpose a change in your domicile and therefore Rule 145(a)(2) is not applicable to your reincorporation.

2. We note your response to prior comment 2, and will evaluate your revised disclosure in any amendment to your filing.

Please contact Ivan Griswold at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Lance Brunson, Esq.
Brunson Chandler & Jones, PLLC